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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB Number:3235-0101 Expires:February 28, 2014 Estimated average burden hours per response 1.00
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) SemGroup Corporation (the “Issuer”)		(b) IRS IDENT. NO. 20-3533152		(c) S.E.C. FILE NO. I-34736	WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
Two Warren Place 6120 S. Yale Avenue, Suite 700		Tulsa OK		74136-4216	AREA CODE 918	NUMBER 524-8100
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD BNP Paribas VPG SemGroup, LLC	(b) RELATIONSHIP TO ISSUER Shareholder	(c) ADDRESS STREET 787 Seventh Avenue 30th Floor		CITY New York		STATE NY	ZIP CODE 10019

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Class A Common Stock, par value $0.01 per share (“Common Stock”)	BNNP CIB Global Execution Services, Equity & Derivatives Trading, 787 Seventh Avenue, New York, NY 10019		300,000	$7,854,000 (as of June 15, 2011)	41,502,524	06/16/11 to 07/18/11	NYSE See Remark (1)

INSTRUCTIONS:
1. (a) Name of issuer
    (b) Issuer’s I.R.S. Identification Number
    (c) Issuer’s S.E.C. file number, if any
    (d) Issuer’s address, including zip code
    (e) Issuer’s telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
    (b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
    (c) Such person’s address, including zip code

3. (a) Title of the class of securities to be sold
    (b) Name and address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as     shown by the most recent report or statement published by the issuer
    (f) Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.SEC 1147 (08-07)
TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class A Common Stock, par value $0.01 per share	06/30/2010
On November 30, 2009, in accordance with the Fourth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated October 27, 2009 (the “Plan”) and filed as Exhibit 2.1 to the Issuer's Form 10, filed May 6, 2010, the Issuer issued 1,565,375 shares of Class A Common Stock to BNP Paribas and 3,113,443 shares of Class A Common Stock to Fortis Capital Corp.  On April 13, 2010, Banexi Holding Corp., a direct wholly-owned subsidiary of BNP Paribas, purchased all of the shares of Fortis Capital Corp. On June 30, 2010, BNP Paribas and Fortis Capital Corp. transferred the entirety of their holdings in the Issuer to BNP Paribas VPG SemGroup, LLC.
			Issuer	4,678,818	08/23/2010
The shares of Common Stock were initially acquired pursuant to the Plan.  In a transfer through BNP Paribas' New York branch office, Fortis transferred its shares to BNP Paribas VPG SemGroup, LLC, for cash and BNP Paribas transferred it shares to BNP Paribas VPG SemGroup, LLC without any payment.

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	05/26/2011	17,550	$441,924.80
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	05/27/2011	8,801	$226,753.36
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	05/31/2011	50,000	$1,275,050.00
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	06/01/2011	41,490	$1,055,181.98
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	06/03/2011	26,806	$677,604.75
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	06/10/2011	50,000	$1,274,945.00
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	06/13/2011	31,900	$822,027.91
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	06/14/2011	50,000	$1,295,645.00
BNP Paribas VPG SemGroup, LLC 787 Seventh Avenue, New York, NY 10019	Common Stock	06/15/2011	22,969	$601,852.11

REMARKS: (1) The securities are intended to be sold on the NYSE or such other national securities exchange or other market centers that have publicly displayed quotations for the securities, consistent with best execution of the sales.

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

BNP Paribas SemGroup, LLC ___________________________________________________ By: Title: Authorized Representative

BNP Paribas SemGroup, LLC ___________________________________________________ By: Title: Authorized Representative

(SIGNATURE)	(SIGNATURE)

______________________________________________________________________ DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1147 (02-08)